

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 20, 2006

Mr. Robert R. Petersen
Principal Financial Officer
Ogden Golf Co. Corporation
1781 Washington Boulevard
Ogden, Utah 84401

> **Re:** **Ogden Golf Co. Corporation**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed November 1, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 27, 2006**
> **File No. 333-105075**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Note 5 – Loan to Officer, page 23

1.   Please provide us with the date on which you entered into the loan with your officer and provide us with more details regarding the nature of the loan. Tell us whether there have been any modifications to the terms of the loan since inception, including any extensions or additional amounts loaned. In this regard, provide us with the details of the changes in the loan balance that were not attributed to interest or payments from the officer. Please specifically address the nature of the line item "Increase in Loan to Officer" presented in your statement of cash flows for the year ended June 30, 2006. We may have further comment.

Controls and Procedures, page 28

2.   Please amend your filing to clearly disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

3.   We note your disclosure that since the most recent evaluation date, there have been no significant changes in your internal control structure, policies, and procedures or in other areas that could significantly affect your internal control over financial reporting. Please revise this disclosure so that it is clear that there has been no change in your internal control over financial reporting during the fourth quarter ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Exhibit 31.1 and 31.2

4.   Please revise your certifications to address the following:

- revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title,
- remove the description of the report as the "annual" report in paragraphs 2, 3, 4(a), 4(b) and 4(c),
- replace "registrant" with "small business issuer" in paragraphs 3, 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b),
- insert the phrase "(the small business issuer's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c),
- expand the phrase "based on our most recent evaluation" to "based on our most recent evaluation of internal control over financial reporting" in the introductory language in paragraph 5,
- reference "internal control over financial reporting" instead of "internal controls over financial reporting" in paragraph 5(a),

Please refer to Release No. 33-8238 for an example certification, at
http://www.sec.gov/rules/final/33-8238.htm.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Controls and Procedures, page 16

5.   We note that you state your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

6.   We note that you state there were no significant changes in your internal control over financial reporting that could significantly affect your internal controls. Please confirm to us, if true, and revise your disclosure in future filings to clarify whether there were any changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Exhibit 31.1 and 31.2

7.   Please revise your certifications to address the following:

- replace "registrant" with "small business issuer" in paragraphs 3, 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b),
- reference the small business issuer's other certifying officer in the introductory language in paragraph 4.

Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief